Exhibit 16.1

We agree with the statements made regarding our firm on Form 8-K, Item 4.01 Changes in Registrants Certifying Accountant dated December 16, 2016, pertaining to RC-1, Inc. We have no basis to agree or disagree with any other statements made therein as they relate to other matters not pertaining to our firm.

/s/ Pritchett, Siler and Hardy PC

December 16, 2016